UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATMEL CORPORATION (Name of Issuer)

COMMON STOCK (Title of Class of Securities)

049513-10-4 (CUSIP Number)

December 31, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049513-10-4

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

George Perlegos

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States

	(5)	Sole Voting Power
Number of Shares		19,635,075
Beneficially	(6)	Shared Voting Power
Owned by Each		10,260,559
Reporting Person	(7)	Sole Dispositive Power
With		19,635,075
	(8)	Shared Dispositive Power
		10,260,559

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
29,895,634

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
[ ]

(11)	Percent of Class Represented by Amount in Row (9)
6.1%

(12)	Type of Reporting Person (See Instructions)
IN

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Item 1.

(a)	Name Of Issuer:

Atmel Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2325 Orchard Parkway, San Jose, California 95136

Item 2.

(a)	Name of Person Filing:

George Perlegos

(b)	Address of Principal Business Office or, if none, Residence:

45863 Bridgeport Place, Fremont, California 94539

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

049513-10-4

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) OR 240.13d-2(b) or
(c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3 (a) (6) of the act (5 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a) (19) of the act
(15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1)
(ii);
(f)	[ ]	An employee benefit plan or endowment fund in accordance
with § 240.13d-1(b) (1) (ii) (F);

CUSIP No. 049513-10-4

(g)	[ ]	A parent holding company or control person is accordance
with
§ 240.13d-1(b) (1) (ii) (G);
(h)	[ ]	A savings associations as defined in Section 3 (b) of the
Federal Deposit Insurance act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an
investment company under section 3 (c) (14) of the
investment Company act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240 13d-1 (b) (1) (ii) (J).

Item 4. Ownership.

(a)	Amount Beneficially Owned: 29,895,634.
(b)	Percent of Class: 6.1%.
(c)	Number or shares as to which the person has:

(i)	Sole power to vote or direct the vote: 19,635,075.
(ii)	Shared power to vote or to direct the vote: 10,260,559.*
(iii)	Sole power to dispose or to direct the disposition of:
	19,635,075.	.
(iv)	Shared power to dispose or to direct the disposition of:
	10,260,559.*	.

*	Includes 3,662,534 shares held of record or through trusts by Mr. Perlegos’ wife and children as to which Mr. Perlegos may be deemed to be the beneficial owner.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

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Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 049513-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2007
Date

/s/ George Perlegos
George Perlegos